FEE WAIVER AGREEMENT

THIS FEE WAIVER AGREEMENT (the “Fee Waiver Agreement”) is signed as of September 29, 2006 by BlackRock Advisors, LLC (the “Manager”) and BlackRock Municipal Series Trust (the “Trust”).

WHEREAS, the Manager has entered into a Management Agreement, dated September 29, 2006, with the Trust whereby the Manager provides certain management and investment advisory services to the Trust with respect to BlackRock Intermediate Municipal Fund (the “Fund”);

WHEREAS, the Manager desires to waive a portion of its fees;

WHEREAS, the Manager understands and intends that the Trust will rely on this Agreement in preparing a registration statement on Form N-1A and in accruing the expenses of the Fund for purposes of calculating net asset value and for other purposes, and expressly permits the Trust to do so; and

WHEREAS, the shareholders of the Fund will benefit from the ongoing waivers by incurring lower Fund operating expenses than they would absent such waivers;

NOW, THEREFORE, the Manager agrees to waive 0.05% of its 0.55% investment advisory fee, thereby reducing the investment advisory fee to 0.50% of the Fund’s average daily net assets for the period of this Agreement.

This contractual fee waiver shall be effective through October 31, 2007 and for annual periods thereafter unless the Manager shall notify the Trust of the termination of the contractual fee waiver not less than 30 days prior to the end of the then annual period.

IN WITNESS WHEREOF, the Manager and the Trust have agreed to this Fee Waiver Agreement as of the day and year first above written.

BLACKROCK ADVISORS, LLC

By:
Name:
Title:

BLACKROCK MUNICIPAL SERIES TRUST

By:
Name:
Title: